Exhibit 99.7

Consent of Qualified Person

Pursuant to Section 8.3 of National Instrument 43-101

Standards of Disclosure for Mineral Projects - (“NI 43-101”)

To:	British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission (Securities Division)

Manitoba Securities Commission

Ontario Securities Commission

New Brunswick Securities Commission

Nova Scotia Securities Commission

Newfoundland and Labrador, Securities Division, Department of Government Services and Lands

Registrar of Securities, Prince Edward Island

I, Jeffrey L. Woods, SME, MMSA QP., consent to the public filing of the technical report titled Updated NI 43-101 Resource Update Technical Report on the Coricancha Mine Complex, Huarochiri Provence, Lima Region, Peru, and dated effective December 20, 2018 (the “Technical Report”), by Great Panther Silver, LTD. (the “Issuer”).

I also consent to the public filing by the Issuer of extracts from, or a summary of the Technical Report, in the news release issued by the Issuer on December 20, 2017.

I certify that I have read said news release filed by the Issuer and that it fairly and accurately represents the information in the Technical Report.

Signed on February 2, 2018.

(Signed by)
/s/ Jeffrey L. Woods
Jeffrey L. Woods, SME, MMSA QP
Principle Consulting Metallurgist
Woods Process Services, LLC